SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Avnish Kalra
2	Reason for the notification
a)	Position/status	Group Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, or auctioneer
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2020 under the Prudential PCA Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Acquisition of shares for nil consideration following the release of an award made in 2020 under the Prudential Long Term Incentive Plan by the Trustee
(iii)  Acquisition of shares for nil consideration following the release of an award made in 2021 under the Prudential Corporation Asia Deferred Bonus Plan by the Trustee
(iv)  Acquisition of shares for nil consideration following the release of an award made in 2022 under the Prudential Africa and Asia (PAA) Long Term Incentive Plan by the Trustee

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	31,030
		(ii)	Nil	11,477
		(iii)	Nil	25,392
		(iv)	Nil	17,778
d)	Aggregated information - Aggregated volume - Price	85,677 N/A
e)	Date of the transaction	2023-05-19
f)	Place of the transaction	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lilian Ng
2	Reason for the notification
a)	Position/status	Managing Director, Strategic Business Group (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, or auctioneer
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)     Acquisition of shares for nil consideration following the release of an award made in 2020 under the Prudential PCA Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)    Acquisition of shares for nil consideration following the release of an award made in 2020 under the Prudential Long Term Incentive Plan by the Trustee
(iii)   Acquisition of shares for nil consideration following the release of an award made in 2021 under the Prudential Corporation Asia Deferred Bonus Plan by the Trustee
(iv)   Acquisition of shares for nil consideration following the release of an award made in 2022 under the Prudential Africa and Asia (PAA) Long Term Incentive Plan by the Trustee

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	79,758
		(ii)	Nil	29,510
		(iii)	Nil	57,654
		(iv)	Nil	43,531
d)	Aggregated information - Aggregated volume - Price	210,453 N/A
e)	Date of the transaction	2023-05-19
f)	Place of the transaction	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lilian Ng
2	Reason for the notification
a)	Position/status	Managing Director, Strategic Business Group (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, or auctioneer
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions	(i) Sale of shares in relation to the release of vested share awards
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 113.10	210,453
d)	Aggregated information - Aggregated volume - Price	210,453 HKD 113.10
e)	Date of the transaction	2023-05-19
f)	Place of the transaction	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dennis Tan
2	Reason for the notification
a)	Position/status	Managing Director, Strategic Business Group and CEO Prudential Assurance Company Singapore (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, or auctioneer
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Acquisition of shares for nil consideration following the release of an award made in 2020 under the Prudential PCA Long Term Incentive Plan by the trustee of the Prudential plc Employee Share Trust (the "Trustee")
(ii)   Acquisition of shares for nil consideration following the release of an award made in 2020 under the Prudential Long Term Incentive Plan by the Trustee
(iii)  Acquisition of shares for nil consideration following the release of an award made in 2021 under the Prudential Corporation Asia Deferred Bonus Plan by the Trustee
(iv)  Acquisition of shares for nil consideration following the release of an award made in 2022 under the Prudential Africa and Asia (PAA) Long Term Incentive Plan by the Trustee

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	Nil	29,311
		(ii)	Nil	10,717
		(iii)	Nil	36,097
		(iv)	Nil	20,929
d)	Aggregated information - Aggregated volume - Price	97,054 N/A
e)	Date of the transaction	2023-05-19
f)	Place of the transaction	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anil Wadhwani
2	Reason for the notification
a)	Position/status	Chief Executive Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, or auctioneer
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions	(i) Receipt of an award under the Deferred Annual Incentive Plan to be released in April 2026
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 109.90	33,301
d)	Aggregated information - Aggregated volume - Price	33,301 HKD 109.90
e)	Date of the transaction	2023-05-22
f)	Place of the transaction	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Solmaz Altin
2	Reason for the notification
a)	Position/status	Managing Director, Strategic Business Group (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, or auctioneer
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)     Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2024
(ii)    Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2025
(iii)   Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2026
(iv)   Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2024 subject to the achievement of performance criteria
(v)    Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2025 subject to the achievement of performance criteria
(vi)   Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2026 subject to the achievement of performance criteria

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 109.90	35,456
		(ii)	HKD 109.90	35,456
		(iii)	HKD 109.90	35,456
		(iv)	HKD 109.90	17,728
		(v)	HKD 109.90	17,728
		(vi)	HKD 109.90	17,728
d)	Aggregated information - Aggregated volume - Price	159,552 HKD 109.90
e)	Date of the transaction	2023-05-22
f)	Place of the transaction	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Catherine Chia
2	Reason for the notification
a)	Position/status	Chief Human Resources Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, or auctioneer
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)     Receipt of an award under the Prudential Africa Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2024
(ii)    Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2025
(iii)   Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2026
(iv)   Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2026 subject to the achievement of performance criteria

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 108	1,777
		(ii)	HKD 108	1,777
		(iii)	HKD 108	1,778
		(iv)	HKD 108	3,855
d)	Aggregated information - Aggregated volume - Price	9,187 HKD 108
e)	Date of the transaction	2023-05-22
f)	Place of the transaction	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Avnish Kalra
2	Reason for the notification
a)	Position/status	Group Chief Risk and Compliance Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, or auctioneer
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)     Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2024
(ii)    Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2025
(iii)   Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2026
(iv)   Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2024 subject to the achievement of performance criteria
(v)    Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2025 subject to the achievement of performance criteria
(vi)   Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2026 subject to the achievement of performance criteria

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 109.90	22,191
		(ii)	HKD 109.90	22,191
		(iii)	HKD 109.90	22,191
		(iv)	HKD 109.90	11,095
		(v)	HKD 109.90	11,095
		(vi)	HKD 109.90	11,095
d)	Aggregated information - Aggregated volume - Price	99,858 HKD 109.90
e)	Date of the transaction	2023-05-22
f)	Place of the transaction	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Lilian Ng
2	Reason for the notification
a)	Position/status	Managing Director, Strategic Business Group (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, or auctioneer
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)     Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2024
(ii)    Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2025
(iii)   Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2026
(iv)   Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2024 subject to the achievement of performance criteria
(v)    Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2025 subject to the achievement of performance criteria
(vi)   Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2026 subject to the achievement of performance criteria
(vii)  Receipt of an award under the Prudential Deferred Bonus Plan to be released in April 2025

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 109.90	37,052
		(ii)	HKD 109.90	37,052
		(iii)	HKD 109.90	37,052
		(iv)	HKD 109.90	18,526
		(v)	HKD 109.90	18,526
		(vi)	HKD 109.90	18,526
		(vii)	HKD 109.90	89,067
d)	Aggregated information - Aggregated volume - Price	255,801 HKD 109.90
e)	Date of the transaction	2023-05-22
f)	Place of the transaction	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dennis Tan
2	Reason for the notification
a)	Position/status	Managing Director, Strategic Business Group and CEO Prudential Assurance Company Singapore (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, or auctioneer
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)     Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2024
(ii)    Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2025
(iii)   Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2026
(iv)   Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2024 subject to the achievement of performance criteria
(v)    Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2025 subject to the achievement of performance criteria
(vi)   Receipt of an award under the Prudential Africa and Asia (PAA) Long Term Incentive Plan to be released in April 2026 subject to the achievement of performance criteria
(vii)  Receipt of an award under the Prudential Deferred Bonus Plan to be released in April 2025

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 109.90	20,841
		(ii)	HKD 109.90	20,841
		(iii)	HKD 109.90	20,841
		(iv)	HKD 109.90	10,420
		(v)	HKD 109.90	10,420
		(vi)	HKD 109.90	10,420
		(vii)	HKD 109.90	52,819
d)	Aggregated information - Aggregated volume - Price	146,602 HKD 109.90
e)	Date of the transaction	2023-05-22
f)	Place of the transaction	Hong Kong Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Turner
2	Reason for the notification
a)	Position/status	Group Chief Financial Officer (PDMR)
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, or auctioneer
a)	Name	Prudential plc
b)	LEI	5493001Z3ZE83NGK8Y12
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 5 pence each GB0007099541
b)	Nature of the transactions
(i)    Receipt of an award under the Prudential Long Term Incentive Plan to be released in April 2026 subject to the achievement of performance criteria
(ii)   Receipt of an award under the Deferred Annual Incentive Plan to be released in April 2026

c)	Price(s) and volume(s)		Price(s)	Volume(s)
		(i)	HKD 112.13	199,991
		(ii)	HKD 109.90	50,353
d)	Aggregated information - Aggregated volume - Price	250,344 HKD 111.68
e)	Date of the transaction	2023-05-22
f)	Place of the transaction	Hong Kong Stock Exchange

Additional information

About Prudential plc
Prudential plc provides life and health insurance and asset management in 24 markets across Asia and Africa. The business helps people get the most out of life, by making healthcare affordable and accessible and by promoting financial inclusion. Prudential protects people's wealth, helps them grow their assets, and empowers them to save for their goals. The business has dual primary listings on the Stock Exchange of Hong Kong (2378) and the London Stock Exchange (PRU). It also has a secondary listing on the Singapore Stock Exchange (K6S) and a listing on the New York Stock Exchange (PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen-Hong Kong Stock Connect programme and Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom. https://www.prudentialplc.com/

Contact

Hannah Perera, Director, Group Reward and Employee Relations and CHRO UK Group HR,  +44 (0)20 3977 9529

Sylvia Edwards, Deputy Group Secretary, +44 (0)20 3977 9214

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 May 2023

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary